February 25, 2011

VIA EDGAR FILINGS:

To:           United States Securities and Exchange Commission
Attn: Jonathan Groff
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tactical Air Defense Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010
Form 10-Q for the Period Ended September 30, 2010 Filed November 22, 2010
File No. 333-79405

Dear Mr. Groff:

Reference is hereby made to the correspondence of the United States Securities and Exchange Commission (“SEC”) addressed to Tactical Air Defense Services, Inc., a Nevada corporation (the “Company”) dated December 22, 2010 and again on February 14, 2011 (the “Comment Letters”) relating to the above reference Annual and Quarterly Reports. Please be advised the Company’s management is working diligently to finalize the response to the Comment Letters and is in the final stages of completion. As such, the Company expects to have a response letter containing proposed redlines of amended Quarterly and Annual Reports referenced above filed with the SEC on the EDGAR system on or before March 4, 2011 at the very latest.

In connection with responding to the comments raised in the Comment Letters, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company apologizes for the delay in the response and respectfully requests an extension of the time granted for response as reference herein. You have been gracious and helpful in your discussions with our counsel and we appreciate the help and guidance provided thus far. Should you wish to discuss any issues raised herein, please feel free to contact me at (305) 781-2929 or the Company’s retained securities counsel, Mr. Brad M. Bingham, Esq. at (760) 692-1162. In addition, should any additional correspondence be sent, please feel free to send such correspondence via facsimile transmission directly to Mr. Bingham at (760) 804-8845.

Very truly yours,

Tactical Air Defense Services, Inc.

/s/ Alexis Korybut
_________________________________
By: Alexis Korybut
Its: Chief Executive Officer